United States
Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to§ 240.13d-l(b), (c) and (d) and Amendments Thereto Filed
Pursuant to§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Allegro Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01749D105
(CUSIP Number)

June 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons
OEP SKNA, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11	Percent of Class Represented by Amount in Row 9
0.0%
12	Type of Reporting Person
PN

1	Names of Reporting Persons
OEP VI GP, Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11	Percent of Class Represented by Amount in Row 9
0.0%
12	Type of Reporting Person
CO

1	Names of Reporting Persons
OEP VI General Partner, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11	Percent of Class Represented by Amount in Row 9
0.0%
12	Type of Reporting Person
PN

1	Names of Reporting Persons
OEP SKNA GP, LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
11	Percent of Class Represented by Amount in Row 9
0.0%
12	Type of Reporting Person
OO (Limited Liability Company)

ITEM 1.	(a)	Name of Issuer:

Allegro MicroSystems, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

955 Perimeter Road, Manchester, New Hampshire 03103.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

OEP SKNA, L.P.;

OEP VI GP, Ltd.;

OEP VI General Partner, L.P.; and

OEP SKNA GP, LLC.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o One Equity Partners, 510 Madison Avenue, 19th Floor, New York, New York 10022.

(c)	Citizenship of each Reporting Person is:

OEP SKNA GP, LLC is organized under the laws of the State of Delaware. Each of the other Reporting Persons are organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

01749D105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

As of September 27, 2024, the Reporting Persons did not beneficially own any shares of Common Stock of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

OEP VI SKNA, L.P.
By: OEP VI GP, Ltd. its general partner

By:	/s/ Richard Cashin
	Name:	Richard Cashin
	Title:	Director

OEP VI GP, Ltd.

By:	/s/ Richard Cashin
	Name:	Richard Cashin
	Title:	Director

OEP VI General Partner, L.P.
By: OEP VI GP, Ltd., its general partner

By:	/s/ Richard Cashin
	Name:	Richard Cashin
	Title:	Director

OEP SKNA GP, LLC
By: OEP VI GP, Ltd., its general partner

By:	/s/ Richard Cashin
	Name:	Richard Cashin
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed)